C21 Investments Announces Year End Results

Strong performance highlighted by Operating Cash Flow up 73%,

Adjusted EBITDA up 82% Year-over-Year

VANCOUVER, May 27, 2021 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced unaudited results for its fiscal year ended January 31, 2021. Upon completion of its auditor's internal review process, the Company's audited financials will be filed on SEDAR (www.sedar.com). All currency reported in U.S. dollars (unless otherwise noted).

Fiscal Year Financial Highlights (February 1, 2020 to January 31, 2021):

  Revenue of $36.1 million - same store sales in Nevada up 6% despite impact of Q1 state-mandated pandemic restrictions
  Gross Profit of $18.7 million - Gross Margin (before fair value adjustments) of 47%
  Income from Operations of $7.5 million - a $8.7 million improvement over last year
  Operating Cash Flow1 of $12.0 million - up 73% over last year - OCF Margin of 33%
  Working Capital improvement of $27 million
  Adjusted EBITDA1 of $9.8 million - up 82% over last year

Q4 Highlights (November 1, 2020 to January 31, 2021):

  Revenue of $9.1 million - same store sales in Nevada up 10% over Q4 last year
  Gross Profit of $5.5 million - Gross Margin (BFVA) of 54% - up 630 bps over Q3
  Income from Operations of $3.0 million
  Operating Cash Flow1 of $3.8 million - up 21% over Q3
  Current Liabilities reduced by $19.7 million from last quarter
  Adjusted EBITDA1 of $2.9 million - up 10% over Q3 - a 32% EBITDA Margin
  Announced planned cultivation expansion in Nevada - expects to increase canopy and production capacity by 200%
  Announced divestment of select non-core assets in Oregon
  Appointed Todd Harrison to the Company's Board of Directors

Management Commentary:

"C21 has delivered strong performance for the fiscal year, generating outsized operating cash flows of $12 million," said Sonny Newman, President and CEO of C21. "We have transformed our balance sheet by eliminating a $27 million working capital deficit. Our relentless focus on execution is clearly delivering results. We have achieved our stated objectives of fortifying our balance sheet and driving efficiency to the bottom line, resulting in significant After-Tax Cash Flow. The evidence is in our numbers. For fiscal 2021, we are reporting an after-tax Operating Cash Flow margin of 25% or C$0.11 per share."

[1] See non-IFRS Measures below for "Adjusted EBITDA", Operating Cash Flow", "After-tax Operating Cash Flow", and "Adjusted Net Income"

Mr. Newman added, "Our Q4 results represent a baseline for the profitable, scalable business we have built in Nevada. Looking ahead, we are excited with our Nevada cultivation expansion coming online next month. We are in an excellent position to extend our retail footprint as we work with Needham and Company to pursue accretive growth opportunities."

2021 Financial Highlights:

Revenue for the year was $36.1 million, down from $37.7 million, reflecting the impact of the sale of Oregon assets during the period.  Nevada operations delivered record results with $33.5 million in revenue. Same store sales were up 6% despite the Q1 state mandated in-store shutdowns. The Nevada segment generated a 54% Gross Margin for the year and $12.5 million in Net Income Before Tax.

Gross Profit for the year was $18.7 million, with Gross Margin of 47% (before fair value adjustments). Of note, Q4 Gross Margin was a record 54% (BFVA), driven by stronger performance in Nevada and from the divestment of Oregon assets. This delivered $9.8 million of Adjusted EBITDA1 for the year, up 82% year-over-year.

Operating Cash Flow1 of $12.0 million (before working capital changes) was reported for the year, up 73% from 2020. This cash flow generation enabled C21 to pay down $7.0 million of debt in the period as well as $2.8 million of income tax. Cash Provided by Operating Activities (after working capital changes) was $9.9 million, up 68% year-over-year.

C21 reported Income from Operations of $7.5 million for the year, a $8.7 million improvement over last year, driven by stronger gross margins and reduced operating expenses.  SG&A expenses were $7.1 million (20% of revenue) down from $10.4 million (28% of revenue) reflecting management's continued focus on driving greater efficiency in its operations.

The Company reported a Net Loss of $6.1 million for the year, which was driven by non-cash accounting items of $10 million, including changes in fair value of derivative liabilities (see MD&A). Excluding these non-cash items, Adjusted Net Income1 was $3.9 million for the fiscal year and $1.7 million for Q4.

The C21 Balance Sheet reflects the results of restructuring activities in Q4. Working capital improved by $27 million with conversion of debentures in the period and the term out of debt obligations over 30 months. Fortifying the balance sheet provides a strong foundation for growth and better access to capital markets.

Cash position at year end was $6.2 million, up from $3.4 million at the end of Q3. Current liabilities were reduced to $15.7 million from $35.4 million at the end of Q3 (see balance sheet summary provided).

Given the strong financial performance reported for FY 2021, management has announced the removal of the going concern note from its audited financial statements.

[1] See non-IFRS Measures below for "Adjusted EBITDA", Operating Cash Flow", "After-tax Operating Cash Flow", and "Adjusted Net Income"

Non-IFRS Measures:

"Adjusted EBITDA", "Operating Cash Flow", "After Tax Operating Cash Flow", and "Adjusted Net Income" are supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization (excluding rent classified as lease amortization), income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes fair value adjustments, accretion, impairment charges, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA", "After tax operating cash flow", and "Adjusted net income" because management believes these are useful measures for investors when assessing and considering the Company's continuing operations and prospects for the future. Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies. "Adjusted EBITDA", "After tax operating cash flow", and "Adjusted Net Income" are not measures of performance calculated in accordance with IFRS, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with IFRS. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.

Fiscal Year End Balance Sheet:

	FY 2021	Q3 2021	FY 2020
	January 31, 2021	October 31, 2020	January 31, 2020
Assets
Cash	6,237,182	3,402,871	3,076,493
Biological and Inventory	6,758,508	6,353,923	7,600,114
Other current	2,584,431	1,308,042	986,604
Current Assets	15,580,121	11,064,836	11,663,211

Fixed Assets / Goodwill / Intangibles	53,229,388	48,920,007	49,786,874
Total Assets	68,809,509	59,984,843	61,450,085
Liabilities
Accounts payable	2,680,996	3,272,309	3,488,274
Other notes, current lease etc.	3,585,546	4,570,532	3,347,565
Convertible debentures	-	6,574,107	6,867,255
Promissory note	6,080,000	15,800,000	21,200,000
Income tax	3,378,299	5,183,699	3,714,666
Current Liabilities	15,724,841	35,400,647	38,617,760

Other	517,294	3,733,647	1,683,408
Promissory note	8,106,667	-	-
Lease Liabilities	9,691,215	3,210,109	3,870,211
Derivative Liability	9,430,991	3,434,350	3,699,152
Total Liabilities	43,471,008	42,568,644	47,870,531

Equity	25,338,501	17,416,199	13,579,554
Total Liabilities and Shareholder's Equity	68,809,509	59,984,843	61,450,085
Working Capital Deficit	(144,720)	(24,335,811)	(26,954,549)

Financial Summary:

	Three Months ended January 31		Twelve Months ended January 31
(US$ 000's)	Q4 2021	Q4 2020	FY 2021	FY 2020
Revenue	$ 9,146	9,512	$ 36,127	37,705
Cost of Sales	4,229	5,544	19,053	21,626
Gross Profit (before FV adjustments) GM% (BFVA)	4,917 53.8%	3,968* 41.7%*	17,075 47.3%	16,079* 42.6%*
Gross Profit	5,524	2,980	18,652	13,138
Total Expenses SG&A% of Revenue	2,503 21.3%	2,647 20.8%	11,130 19.8%	14,319 28.1%
Income (Loss) from Operations	3,020	333	7,522	(1,181)
Net Income (Loss) Adjusted Net Income[1] (Loss)	(6,582) 1,743	(21,308) NR	(6,106) 3,949	(32,556) NR
Adjusted EBITDA[1] EBITDA Margin%	2,890 31.6%	1,776 18.7%	9,779 27.1%	5,371 14.2%

*Excluding a one-time non-cash accounting charge on the 2019 purchase of Silver State Relief's inventory (see previous fiscal year end MD&A).

Adjusted EBITDA:

Three Months ended January 31			Twelve Months ended January 31
	2021	2020	2021	2020

Income (loss) from operations	$ 3,019,987	$ 333,300	$ 7,522,313	$ (1,181,107)

Net impact, fair value on biological assets	(606,964)	803,136	(1,577,550)	2,756,660
Depreciation and amortization	458,285	512,115	2,112,264	3,405,116
Share based compensation	97,327	153,184	494,435	492,631
Inventory Impairment	-	-	1,384,922	-
Lease interest included in interest expense	(78,155)	(25,534)	(157,201)	(102,133)
Adjusted EBITDA	$ 2,890,480	$ 1,776,201	$9,779,183	$ 5,371,167

After-Tax Operating Cash Flow:

	Twelve months ended January 31
from Statement of Cash Flows:	2021	2020

Cash Provided by Operating Activities	9,923,724	5,509,864
add back:
Changes in working capital items	2,028,911	1,403,595
Operating Cash Flow[1]	11,952,635	6,913,459
OCF Margin%	33.1%	18.3%
Income Tax Expense	(2,922,046)	(3,158,666)

After Tax Operating Cash Flow	9,030,589	3,754,793
ATOCF Margin%	25.0%	10.0%
ATOCF per average share O/S, $C	$0.11	$0.06

[1] See non-IFRS Measures for "Adjusted EBITDA", Operating Cash Flow", "After-tax Operating Cash Flow", and "Adjusted Net Income"

For further inquiries, please contact:

Investor Relations and Media contact:  Company contact:

Mattio Communications  Michael Kidd

c21@mattio.com Chief Financial Officer and Director

            Michael.Kidd@cxxi.ca

    +1 833 BUY-CXXI (289-2994)

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Eco Firma Farms in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning in the United States cannabis industry, the completion of the Company's auditor's internal review process and timely filing of audited financials, the ability of the Company's Nevada retail locations to operate at record quarterly run rates, the performance of the Company's operations generally, and specifically its Nevada retail operations, during the pendency of the COVID-19 pandemic, the ability of the Company to continue to execute its strategies to improve the Company's Balance Sheet, the progress, timing and expected yield of the Company's Nevada cultivation expansion, the performance of the Company's brands and the continued demand for cannabis products, the ability of the Company to successfully pursue accretive growth, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.